EXHIBIT 99.1

TeliaSonera Strengthens its Number Two Position in Norway and Acquires Chess/Sense

STOCKHOLM, Sweden, Aug. 29, 2005 (PRIMEZONE) -- TeliaSonera AB has signed a final share purchase agreement to acquire 91.2 percent of Vollvik Gruppen AS in Norway, which owns 100 percent of the service provider Chess/Sense. TeliaSonera will pay NOK 11.03 in cash per Vollvik Gruppen AS share, totaling SEK 1,895 million (NOK 1,619 million).

"This transaction strengthens our position on the Norwegian mobile market and emphasizes our ability to progress successfully with our strategy to enhance growth in our home markets," comments Anders Igel, President and CEO of TeliaSonera AB.

TeliaSonera, the leading telecommunications company in the Nordic and Baltic regions, has today agreed to acquire 91.2 percent of the outstanding shares in Vollvik Gruppen AS in Norway for a cash consideration of SEK 1,895 million (NOK 1,619 million). Vollvik Gruppen AS owns 100 percent of Chess/Sense in Norway with 405,000 subscribers as of June 2005.

On July 6, 2005, TeliaSonera announced that it was in exclusive negotiations to acquire Chess/Sense in Norway. TeliaSonera has now finalized the due diligence process as well as signed a final share purchase agreement. Closing of the transaction is subject to approval from the Norwegian Competition Authority.

TeliaSonera will, within three business days following the transaction, make a voluntary offer at the same price per share (NOK 11.03) for the remaining 8.8 percent of the shares in Vollvik Gruppen AS.

The transaction is expected to be earnings and cash flow accretive to TeliaSonera, before any synergies. The synergies are mostly related to increased utilization of NetCom's network and TeliaSonera expects that the transaction before implementation costs will annually add about SEK 810 million (NOK 700 million) to EBITDA and some SEK 730 million (NOK 625 million) to pre-tax cash flow from mid-2006.

Chess/Sense continues to operate as a service provider under its own brand on the Norwegian market. Mr. Idar Vollvik will remain as CEO of Chess/Sense and there will be no major changes in the operation of the company.

Press conference

A press conference will be held later today at 14.00 hours CET at Grand Hotel, Karl Johans Gate 31, room Gerhardsen, Oslo.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:
 TeliaSonera Norway, Denmark, Baltic countries
 Birgitta Grafstrom, Communications Manager
 phone: +46-(0)70-555 00 04

 TeliaSonera's Press Office
 phone: +46-(0)8-713 58 30